OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response..... 11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            ILX RESORTS INCORPORATED
             (formerly ILX Incorporated which was formerly known as
                 International Leisure Enterprises Incorporated)
--------------------------------------------------------------------------------
                                (Name of Issuer)

     Common Stock, No Par Value, Series A Preferred Stock, $10.00 Par Value
                         and Series C, $10.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449661503
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Joseph P. Martori, Sr., 2111 East Highland Avenue, Suite 210, Phoenix, AZ 85016
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449661503
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Martori Enterprises Incorporated, I.R.S. Identification No. not reported
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization.

     Arizona corporation
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              854,110
Beneficially            340 shares of Series A Preferred Stock
Owned by            ------------------------------------------------------------
Each            8.  Shared Voting Power
Reporting
Person With         ------------------------------------------------------------
                9.  Sole Dispositive Power
                    854,110
                        340 shares of Series A Preferred Stock
                    ------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     854,110
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     29%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 449661503
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Joseph P. Martori
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization.

     U.S. Citizen
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              268,403
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                862,282
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    268,403
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    862,282
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,130,685
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     39%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 449661503
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Edward J. Martori
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization.

     U.S. Citizen
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              31,551
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                0
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    31,551
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     31,551
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     1.08%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     Title of Class of Equity Securities:   Common Stock, No Par Value
                                            Series A Preferred, $10.00 par value

     Name of Issuer:                        ILX Resorts Incorporated

     Address of Issuers Principal
     Executive Offices:                     2111 East Highland Avenue
                                            Suite 210
                                            Phoenix, Arizona 85016

ITEM 2. IDENTITY AND BACKGROUND.

     REPORTING PERSON NO. 1

     (a)  Name:                    Martori Enterprises Incorporated, an Arizona
                                     corporation
          Principal Business:      Investment Company

     (b)  Address:                 2111 East Highland Avenue
                                   Suite 210
                                   Phoenix, Arizona 85016

     (c)  Not applicable

     (d)  Criminal Prosecutions:   None

     (e)  Federal or State Securities violations: None

     (f)  Citizenship:             Not applicable

** See attached Schedule 1 for Officers and Directors of Reporting Person No. 1.

     REPORTING PERSON NO. 2

     (a)  Name:                    Joseph P. Martori

     (b)  Address:                 2111 East Highland Avenue
                                   Suite 210
                                   Phoenix, Arizona 85016

     (c)  Principal Occupation:    Chief Executive Officer
                                        ILX Resorts Incorporated
                                        2111 East Highland Avenue
                                        Suite 210
                                        Phoenix, Arizona 85016

     (d) Criminal Prosecutions:    None

     (e) Federal or State Securities violations: None

     (f) Citizenship:              U.S. Citizen

     REPORTING PERSON NO. 3

     (a)  Name:                    Edward John Martori

     (b)  Address:                 2111 East Highland Avenue
                                   Suite 210
                                   Phoenix, Arizona 85016

     (c) Principal Occupation:     Self Employed

     (d) Criminal Prosecutions:    None

     (e) Federal or State Securities violations: None

     (f) Citizenship:              U.S. Citizen

ITEM NO. 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable

ITEM NO. 4 PURPOSE OF TRANSACTION

     Joseph P. Martori ("JPM") beneficially owns in excess of 10% of Issuer's common stock. Martori Enterprises Incorporated, an Arizona corporation ("MEI") beneficially owns in excess of 10% of Issuer's common stock. Edward John Martori ("EJM") formerly beneficially owned in excess of 10% of Issuer's common stock.

     Effective January 1, 2003, MEI, JPM and EJM entered into that certain Stock and Note Purchase Agreement (the "Agreement") wherein existing promissory notes from MEI to EJM and JPM in the amount of $2,120,727.00 were cancelled and MEI then issued a new promissory note to JPM in the amount of $2,264,500.00 (the "MEI Note"). In the same transaction, JPM purchased all of the common stock of MEI owned by EJM for the purchase price of $3,270,000.00 evidenced by a promissory note in that amount (the "JPM Note"). As collateral to the JPM Note, JPM pledged the MEI note and caused MEI to pledge 200,000 shares of Issuer's stock to EJM.

     JPM is now the controlling shareholder of MEI as he holds 96% of issued and outstanding stock of MEI. By virtue of his shared disposition and voting power of 39% of Issuer's common stock and his position as Chief Executive Officer and Chairman of Issuer, JPM is in a position to influence and exert control over the business affairs of Issuer.

     EJM, no longer has sole or shared beneficial ownership of 10% or more of Issuer's common stock, resigned as an officer and director of MEI, following the transactions reported herein, therefore is no longer a Reporting Person.

ITEM NO. 5 INTEREST IN SECURITIES OF THE ISSUER

                                          Number of Common Shares     % of Class
                                          -----------------------     ----------
     Martori Enterprises Incorporated              854,110
                                               340 shares of
                                                 Series A
                                                 Preferred                 29%
     Joseph P. Martori                           1,130,685                 39%
     Edward John Martori                            31,551               1.08%
     Joseph P. Martori, Jr. *                       38,924               1.33%
     Mia A. Martori *                                7,818                .27%

     *By virtue of their positions as president and secretary of MEI, their respective ownership in Issuer's common is being reported.

ITEM NO. 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER.

     none

ITEM NO. 7 MATERIALS TO BE FILED AS EXHIBITS

     none

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/08/03
--------------------------------------------------------------------------------
Date

/s/ Joseph P. Martori
--------------------------------------------------------------------------------
Signature

Joseph P. Martori, individual
--------------------------------------------------------------------------------
Name/Title

1/08/03
--------------------------------------------------------------------------------
Date

/s/ Joseph P. Martori
--------------------------------------------------------------------------------
Signature
Martori Enterprises Incorporated, an Arizona Corporation
By: Joseph P. Martori, Chairman
--------------------------------------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

SCHEDULE 1

ITEM 2, REPORTING PERSON NO. 1

OFFICERS OF MARTORI ENTERPRISES INCORPORATED

     Reporting Person No. A

     (a)  Joseph P. Martori, Director and Chief Executive Officer
          See Item 1 for (b)-(f) of this section

     Reporting Person No. B

     (a)  Name:                    Joseph P. Martori, Jr. President

     (b)  Address:                 2111 East Highland Avenue
                                   Suite 210
                                   Phoenix, Arizona 85016

     (c)  Principal Occupation:    Vice President
                                   ILX Resorts Incorporated
                                   2111 East Highland Avenue
                                   Suite 210
                                   Phoenix, Arizona 85016

     (d) Criminal Prosecutions:    None

     (e) Federal or State Securities violations: None

     (f) Citizenship:              U.S. Citizen

     Reporting Person No. C

     (a) Name:                     Mia A. Martori

     (b) Address:                  2111 East Highland Avenue
                                   Suite 210
                                   Phoenix, Arizona 85016

     (c) Principal Occupation:     Supervisor
                                   Sedona Spa Products
                                   c/o 2111 East Highland Avenue
                                   Suite 210
                                   Phoenix, Arizona 85016

     (d) Criminal Prosecutions:    None

     (e) Federal or State Securities violations: None

     (f) Citizenship:              U.S. Citizen

                                        8